UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MACKINAC FINANCIAL CORPORATION

(Name of Issuer)

Common Stock (no par value)

(Title of Class of Securities)

554571109

(CUSIP Number)

Edwin J. Lukas

Bodman PLC

1901 St. Antoine Street

6th Floor at Ford Field

Detroit, Michigan 48226

313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554571109

1.	Names of Reporting Persons. Steinhardt Capital Investors, LLLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 922,788(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 922,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,788(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)(2)

14.	Type of Reporting Person (See Instructions) PN (Limited Liability Limited Partnership)

(1)   The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.  This number of Common Shares of Mackinac excludes 97,000 Common Shares owned by the Limited Partner.

(2)   This calculation is based on 5,559,914 Common Shares of Mackinac outstanding as of August 10, 2012, which includes (i) the 3,419,736 Common Shares outstanding as of June 30, 2012 as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, (ii) the 1,217,390 Common Shares that were issued in connection with Mackinac’s rights offering as reported in its Current Report on Form 8-K that was filed on August 2, 2012, and (iii) the Common Shares purchased by SCI on August 10, 2012 pursuant to the Amended Agreement.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

CUSIP No. 554571109

1.	Names of Reporting Persons. Steinhardt Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 922,788(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 922,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,788(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)(2)

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)   The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.  This number of Common Shares of Mackinac excludes 97,000 Common Shares owned by the Limited Partner.

(2)   This calculation is based on 5,559,914 Common Shares of Mackinac outstanding as of August 10, 2012, which includes (i) the 3,419,736 Common Shares outstanding as of June 30, 2012 as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, (ii) the 1,217,390 Common Shares that were issued in connection with Mackinac’s rights offering as reported in its Current Report on Form 8-K that was filed on August 2, 2012, and (iii) the Common Shares purchased by SCI on August 10, 2012 pursuant to the Amended Agreement.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

CUSIP No. 554571109

1.	Names of Reporting Persons. David R. Steinhardt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 922,788(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 922,788(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 922,788(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%(1)(2)

14.	Type of Reporting Person (See Instructions) IN (Individual)

(1)   The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.  This number of Common Shares of Mackinac excludes 97,000 Common Shares owned by the Limited Partner.

(2)   This calculation is based on 5,559,914 Common Shares of Mackinac outstanding as of August 10, 2012, which includes (i) the 3,419,736 Common Shares outstanding as of June 30, 2012 as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, (ii) the 1,217,390 Common Shares that were issued in connection with Mackinac’s rights offering as reported in its Current Report on Form 8-K that was filed on August 2, 2012, and (iii) the Common Shares purchased by SCI on August 10, 2012 pursuant to the Amended Agreement.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Steinhardt Capital Investors, LLLP (“SCI”), Steinhardt Capital Management, LLC (“SCM”) and David R. Steinhardt with the Securities and Exchange Commission on June 1, 2012 (the “Original Schedule 13D”). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

Item 3.                          Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is amended and supplemented to add the following information:

The existing shareholders of Mackinac exercised all subscription and over-subscription rights to purchase 1,217,390 Common Shares pursuant to the Rights Offering, as reported in Mackinac’s Form 8-K that was filed by Mackinac with the SEC on August 2, 2012.  SCI purchased from Mackinac, pursuant to the Amended Agreement, 922,788 Common Shares (the “Securities”) on August 10, 2012.  The funds used by SCI for purchase of the Securities were obtained from capital contributions to SCI by its limited partners.

Item 4.                          Purpose of Transaction

Item 4 of the Original Schedule 13D is amended and supplemented to add the following information:

Under the Amended Agreement and as a result of its receipt of Federal Reserve Approval, SCI may acquire up to 19.9% of Mackinac’s issued and outstanding Common Shares (including the 97,000 Common Shares owned by the Limited Partner).

In connection with the receipt of Federal Reserve Approval, SCI, Steinhardt Capital Management, LLC and Michael H. Steinhardt made certain passivity and other commitments to the Board of Governors of the Federal Reserve System to ensure that SCI, Steinhardt Capital Management, LLC, Michael H. Steinhardt and their respective affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of Mackinac or any of its subsidiaries.  The Passivity Commitment Letters are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Pursuant to the terms of the Amended Agreement, SCI designated David R. Steinhardt as its Board Representative for election to the boards of directors of Mackinac and of mBank (the “Bank”) for so long as SCI and its affiliates beneficially own a Qualifying Interest.  Pursuant to these provisions, David R. Steinhardt has been appointed to the boards of directors of Mackinac and the Bank.

The foregoing reference to and description of the Amended Agreement and the passivity commitments do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Amended Agreement and the Passivity Commitment Letters.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.                          Interests in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows (7) through (13) on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are incorporated herein by reference.

(a) and (b)

					Sole Power			Sole Power to
	Amount				to Vote or	Shared Power		Dispose or to	Shared Power to
	Beneficially				Direct the	to Vote or		Direct the	Dispose or Direct
Reporting Person	Owned		Percent of Class		Vote	Direct the Vote		Disposition	the Disposition

SCI	922,788	(1)	16.6	%(1)(2)	—	922,788	(1)	—	922,788	(1)
SCM	922,788	(1)	16.6	%(1)(2)	—	922,788	(1)	—	922,788	(1)
David Steinhardt	922,788	(1)	16.6	%(1)(2)	—	922,788	(1)	—	922,788	(1)

(1)   This number of Common Shares of Mackinac excludes 97,000 Common Shares owned by the Limited Partner.

(2)   This calculation is based on 5,559,914 Common Shares of Mackinac outstanding as of August 10, 2012, which includes (i) the 3,419,736 Common Shares outstanding as of June 30, 2012 as reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, (ii) the 1,217,390 Common Shares that were issued in connection with Mackinac’s rights offering as reported in its Current Report on Form 8-K that was filed on August 2, 2012, and (iii) the Common Shares purchased by SCI on August 10, 2012 pursuant to the Amended Agreement.  This calculation excludes 97,000 Common Shares owned by the Limited Partner.

(c)  Pursuant to the Amended Agreement, SCI purchased 922,788 Common Shares of Mackinac on August 10, 2012 at a purchase price of $5.75 per Common Share.  Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the securities of Mackinac.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Mackinac referred to in this Item 5.

(e)  Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented to add the following information:

The information set forth or incorporated in Items 3 and 4 is incorporated herein by reference.

The existing shareholders of Mackinac exercised all subscription and over-subscription rights to purchase 1,217,390 Common Shares pursuant to the Rights Offering, as reported in Mackinac’s Form 8-K that was filed by Mackinac with the SEC on August 2, 2012.

Pursuant to the terms of the Amended Agreement, SCI designated David R. Steinhardt as its Board Representative for election to the boards of directors of Mackinac and of the Bank for so long as SCI and its affiliates beneficially own a Qualifying Interest.  Pursuant to these provisions, David R. Steinhardt has been appointed to the boards of directors of Mackinac and the Bank.

In connection with SCI’s receipt of Federal Reserve Approval, SCI, Steinhardt Capital Management, LLC and Michael H. Steinhardt made certain passivity and other commitments to the Board of Governors of the Federal Reserve System to ensure that SCI, Steinhardt Capital Management, LLC, Michael H. Steinhardt and their respective affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of Mackinac or any of its subsidiaries.  The Passivity Commitment Letters are attached hereto as Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.

Item 7.                          Material to be Filed as Exhibits

Exhibit	Title

Exhibit 1	Passivity Commitment Letter from Steinhardt Capital Investors, LLLP and Steinhardt Capital Management, LLC to the Board of Governors of the Federal Reserve System.

Exhibit 2	Passivity Commitment Letter from Michael H. Steinhardt to the Board of Governors of the Federal Reserve System.

Exhibit 3

Joint Filing Agreement, dated June 1, 2012 by and among Steinhardt Capital Investors, LLLP, Steinhardt Capital Management, LLC and David R. Steinhardt, filed with the Securities and Exchange Commission on June 1, 2012, is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2012

STEINHARDT CAPITAL INVESTORS, LLLP

	By:	STEINHARDT CAPITAL MANAGEMENT, LLC
	Its:	General Partner

		By:	/s/ David R. Steinhardt
		Name:	David R. Steinhardt
		Title:	Manager

STEINHARDT CAPITAL MANAGEMENT, LLC

	By:	/s/ David R. Steinhardt
	Name:	David R. Steinhardt
	Title:	Manager

DAVID R. STEINHARDT

/s/ David R. Steinhardt
Name: David R. Steinhardt

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Passivity Commitment Letter from Steinhardt Capital Investors, LLLP and Steinhardt Capital Management, LLC to the Board of Governors of the Federal Reserve System.

Exhibit 2	Passivity Commitment Letter from Michael H. Steinhardt to the Board of Governors of the Federal Reserve System.

Exhibit 3

Joint Filing Agreement, dated June 1, 2012 by and among Steinhardt Capital Investors, LLLP, Steinhardt Capital Management, LLC and David R. Steinhardt, filed with the Securities and Exchange Commission on June 1, 2012, is hereby incorporated by reference.